Ahold completes
sale of Tops
convenience
stores in the
United States

Zaandam, The Netherlands, June 20, 2005 - Ahold today announced it has successfully completed the sale of its chain of 198 Wilson Farms and Sugarcreek convenience stores, part of its U.S. subsidiary Tops Markets LLC ("Tops").

The transaction with WFI Acquisition, Inc., a corporation formed by Nanco Enterprises, Inc. and Bruckmann, Rosser, Sherrill & Co, Inc, was announced on April 28, 2005.

Ahold Corporate Communications: +31 (0)75-659 5720

[Graphic omitted] Ahold

www.ahold.com

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